FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 5, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris informs the market on prosecutors’ request and its effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris informs the market on prosecutors’ request and its effect

Luxembourg, December 5, 2018 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) has been informed that, within an ongoing investigation into allegations involving payments purportedly made to Argentine government officials (known as the “Notebooks Case”), the Argentine prosecutors involved in that investigation have appealed the preliminary decision (“auto de procesamiento”) issued by the Argentine investigating judge on November 27 and have requested that all individuals included in that decision, including Tenaris’s Chairman and Chief Executive Officer Paolo Rocca, be subject to preventive detention.  The prosecutors’ request does not constitute an order and does not have any immediate effect.  Any such order can only be issued by a court, and the court of appeals is expected to consider the prosecutors’ request at the time it considers the investigating judge’s decision and the appeals against it, including Mr. Rocca’s appeal.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.